Bionomics Limited

RECEIVED

2007 JAN 17 A 11:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

2 January 2007

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

07020406

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED

JAN 19 2007

THOMSON FINANCIAL

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
2 January 2007

BIONOMICS TO BENEFIT FROM AU$37.69 MILLION FEDERAL CRC GRANT FOR CANCER DRUG DEVELOPMENT

- **The CRC for Cancer Therapeutics will receive AU$37.69 million of federal government funding over 7 years to develop new treatments for cancer**
- **Bionomics is the sole Australian drug discovery partner in the newly funded Cooperative Research Centre**
- **Bionomics will leverage CRC funding, expertise and personnel to develop its oncology pipeline commencing with drugs that target BNO69**

Bionomics announced today that it would benefit from a grant of AU$37.69 million from the Australian government to fund a major new biotechnology initiative, the CRC for Cancer Therapeutics.

Bionomics will join forces with a consortium of leading research organisations as the sole Australian drug discovery partner in a new approach to the discovery and development of new drugs for the treatment of cancer.

The Minister for Education, Science and Training, Julie Bishop, announced the award on 22 December 2006. The grant will fund the research of about 50 biologists and chemists, many of whom will be based at Bionomics in Adelaide.

"This is a tremendous scientific and commercial opportunity for Bionomics. It provides the company with access to valuable resources to further develop its own oncology portfolio including proprietary drug target BNO69 for the treatment of breast cancer," said Dr Deborah Rathjen, Managing Director and CEO of Bionomics.

"In addition we stand to benefit from the discoveries of a large number of top researchers and others working in cancer, one of our core areas of expertise.

"We expect that the discovery of new drug candidates from these projects will significantly expand our product pipeline and we will also share in the commercial returns from other partners in the consortium."

Through the application of proprietary chemical modification technology, MultiCore®, Bionomics is expected to play a key role in optimising new drug "hits". The company will also have a role in clinical trials and aspects of commercialisation.

Dr Deborah Rathjen further commented, "Bionomics' most advanced drug program, BNC105 for cancer, will progress independently of the CRC. Bionomics will hold a formal Pre-Investigational New Drug meeting with the US Food and Drug Administration in January 2007 to present plans for a phase I trial of BNC105, expected to begin during 2007".

FOR FURTHER INFORMATION PLEASE CONTACT:

BIONOMICS LIMITED
Dr Deborah Rathjen
CEO & Managing Director
+618 8354 6101 / 0418 160 245
drathjen@bionomics.com.au

MEDIA
Daniella Goldberg
+612 9237 2800
0416 211 067
dgoldberg@bcg.com.au

About BNO69

The BNO69 gene is involved in the process of angiogenesis, or formation of new blood vessels. Gene-silencing molecules targeting BNO69 inhibit tumour growth in a breast cancer animal model. Tumours that were treated with BNO69 gene-silencing molecules showed a reduction in size of over 75% compared to untreated tumours in experiments conducted over 34 days.

This project had been deprioritised in favour of progressing the more advanced BNC105 to clinical development as rapidly as the company's resources would allow.
Bionomics' proprietary BNO69 drug target and the BNO69 gene-silencing molecules are covered by Bionomics' international patent applications, which are under examination in major world markets.

About Bionomics

Bionomics (ASX:BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, BNC105 for the treatment of cancer, is based upon the identification of a novel compound that potently and selectively restricts blood flow to tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system.

For more information about Bionomics, visit www.bionomics.com.au

About the CRC for Cancer Therapeutics

The purpose of the CRC for Cancer Therapeutics is to translate seminal discoveries made by Australian researchers into new medicines for the treatment of cancer patients. Other than Bionomics Ltd, members of the CRC consortium include the Walter and Eliza Hall Institute, the Peter MacCallum Cancer Centre and Cancer Research Technology, a not-for-profit technology transfer and development company based in the UK. Funding will commence in 2007 and extend over 7 years.

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding BNC105, BNO69 and drug discovery programs are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these

forward looking statements, including risks related to our available funds or existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.